UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 2004

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)

             Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                    -----          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                 Yes      No  X
                                    -----   -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82         .)
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TABLE OF CONTENTS



     Press Release of Dialog Semiconductor Plc dated December 15, 2004:

Dialog Semiconductor Provides Trading Update for Fourth Quarter 2004

    KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--Dec. 15, 2004--Dialog Semiconductor Plc (Nasdaq: DLGS, FWB: DLG) has announced that the weak US dollar against the Euro is having a negative impact on the Company's fourth quarter 2004 results. In addition the Company experienced lower than forecast take up by customers of wireless communication ICs. As a result of these factors, the Company expects that gross margin for the quarter will be down approximately 8% compared to Q3 2004. This will result in a net loss for both the quarter and the full year and a higher than planned level of inventory at the end of 2004. Nevertheless the Company expects to show revenue growth of more than 20% and a reduction in operating losses for the full year 2004 compared to 2003 of approximately 50%.
    Roland Pudelko, CEO & president commented, "After a strong performance in the first nine months of 2004 where revenue grew 30% over the same period of 2003, we have seen a slowdown of our revenue growth in Q4 and our trading has been impacted by significant exchange rate movements. In response to this changing trading environment we have implemented a full operational review to ensure that our costs are managed appropriately to our revenue levels."
    "During the fourth quarter of 2004 we have continued to add customers and design wins for both our core products, such as power management and audio ICs (integrated circuits), as well as for our recently launched color display driver ICs. We are also maintaining progress in our transition from an application specific IC (ASIC) supplier to an application specific standard products (ASSPs) vendor. Therefore we believe the prospects for growth remain positive."

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB:
DLG), and on the NASDAQ (DLGS) exchanges.

    Forward Looking Statement

    This press release contains "forward-looking statements" that reflect management's current views with respect to future events. The words "anticipate," "believe," "estimate, "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in Dialog Semiconductor's most recent Annual Report and under the heading "Risk Factors" in Dialog Semiconductor's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

    CONTACT: Dialog Semiconductor
             Birgit Hummel, +49-7021-805-412
             Fax +49-7021-805-200
             birgit.hummel@diasemi.com
             www.dialog-semiconductor.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


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                                           DIALOG SEMICONDUCTOR PLC
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Date   December 15, 2004                   By   /s/  ROLAND PUDELKO
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                                           Roland Pudelko
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                                           Executive Director, CEO and President
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